BRACKETT PRODUCTIONS INC.

FINANCING AGREEMENT

THE SECURITIES, CONSISTING OF RIGHTS UNDER THIS AGREEMENT, ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

PREAMBLE

This Financing Agreement, dated as of the latest date set forth on the signature page hereto (this "**Agreement**"), sets forth the understanding between Brackett Productions Inc. ("**Producer**"), on the one hand, and the investor executing this Agreement on the signature page hereto ("**Financier**"), on the other hand, in connection with Financier's provision of funds to Producer for the purpose of producing, completing and delivering the motion picture presently entitled "Brackett" but not including any sequel to such motion picture (the "**Picture**"), which will be produced by Producer.

AGREEMENT

For good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties agree as follows:

1. Financier Funds.

    1.1   Subject to the terms and conditions of this Agreement, Financier agrees to provide Producer with the dollar amount of funds (Investment Amount) set forth on the signature page of this Agreement (the "**Financier Funds**"), which Financier Funds will be applied toward the production budget of the Picture.

    1.2   Producer will be responsible for securing the remainder of the budget for the Picture from additional equity financing contributions (the "**Additional Equity Funds**") and other sources (e.g., crowdfunding revenues, loans, etc.) (together, the "**Additional Funds**") from third party equity financiers (the "**Additional Equity Financiers**") and other sources (together, the "**Additional Financiers**").

2. Adjusted Gross Proceeds.

    2.1   Adjusted Gross Proceeds (as defined in Paragraph 2.2 below) shall be allocated as follows:

        (a)   First, the Adjusted Gross Proceeds shall be paid to Financier and the Additional Equity Financiers on a pro rata (based on the ratio that their respective financing contributions bears to the aggregate of the Financier Funds and the Additional Equity Funds) and pari passu basis until such

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time, if ever, as the Financier has received an amount equal to one hundred twenty percent (120%) of the Financier Funds and the Additional Equity Financiers have received an amount equal to one hundred twenty percent (120%) of the Additional Equity Funds; and

(b)   following such time, if ever, as Financier has recouped an amount equal to one hundred twenty percent (120%) of Financier Funds and the Additional Equity Financiers have recouped an amount equal to one hundred twenty percent (120%) of the Additional Equity Funds, then any remaining Adjusted Gross Proceeds shall be referred to as "**Net Proceeds**", and shall be paid as follows: (a) fifty percent (50%) to Producer ("**Producer's Net Proceeds**"); and (b) fifty percent (50%), in the aggregate, to Financiers and the Additional Equity Financiers on a pro rata (based on the ratio that their respective financing contributions bears to the aggregate of the Financier Funds and the Additional Equity Funds) and pari passu basis. All third-party participations in Net Proceeds (other than those payable to Additional Financiers or those that constitute expenses as further described below) shall be borne out of Producer's share of Net Proceeds.

2.2   As used herein, "**Gross Proceeds**" shall mean any and all amounts, including nonrefundable advances, received by Producer from the exploitation of the Picture and all elements thereof and all rights therein, in any and all manner and media, merchandising or from any other sources derived from the Picture, now known or hereafter devised, worldwide, in perpetuity. Notwithstanding anything to the contrary contained in this Agreement: (a) if a distributor(s) of the Picture pays for the costs of deliverables, such amounts shall not be included in Gross Proceeds; (b) any amounts used to fund production costs of the Picture shall not be included in Gross Proceeds; (c) any advance received from a record company in connection with a soundtrack album for the Picture shall be included in Gross Proceeds only to the extent that such advance is not used to pay music or other production costs; and (d) tax credits or other tax incentives received in connection with the production of the Picture shall be included in Gross Proceeds only to the extent not used to repay financiers providing financing secured by such tax credits or incentives or used to directly fund production costs of the Picture. "**Adjusted Gross Proceeds**" shall mean Gross Proceeds remaining after deduction of the following: (i) third party sales agent and producer representative fees and expenses; (ii) actual, third party, out of pocket amounts incurred by or on behalf of Producer in connection with the production, sale, marketing, licensing, delivery, distribution and/or exploitation of the Picture (i.e., fees and expenses of any third party that acts as agent on behalf of the Producer to assist in the production or commercial exploitation of the Picture); (iii) ongoing third party accounting costs and expenses actually incurred by or on behalf of Producer in connection with the processing of payments to profit participants (including, without limitation, collection agent fees and expenses), and audit costs; (iv) actual, third party, out of pocket expenses incurred by or on behalf of Producer in connection with the ongoing ownership of the Picture (e.g., costs incurred in connection with the preservation and storage of negatives and master prints of the Picture and any expenses incurred in connection with the copyrighting of the Picture); (v) actual, third party, out of pocket expenses incurred in connection with the existence and management of Producer (e.g., taxes, accounting fees, filing fees, etc.); (vi) any residual and/or pension, health and welfare payments paid to guilds or guild members in accordance with the agreements between Producer and the applicable guild with respect to the Picture (to the extent not assumed by the distributor(s) of the Picture); (vii) any amounts required to be withheld by law; (viii) payments pursuant to music licensing "step" deals which require additional payments based on the performance of the Picture; (ix) any actual, third party, out of pocket costs incurred by or on behalf of Producer or its affiliates in connection with enforcement of Producer's rights in the Picture, including, without limitation, actual, direct, out-of-pocket accounting, legal and auditor fees and expenses; (x) any amounts used to repay loans received in connection with the production of the Picture; (xi) any compensation or deferred compensation and bonuses (e.g., box office bonuses, award bonuses) payable to parties rendering services in connection with the Picture (to the extent not assumed by the distributor(s) of the Picture); (xii) market rate compensation payable to the Producer or its affiliates for services rendered in connection with the production, completion and delivery of the Picture; (xiv) any

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amounts paid to the completion guarantor of the Picture (if any) in repayment of sums advanced by such completion guarantor; and (xv) any reasonable reserve amount, as determined by Producer in its good faith business judgment, required to cover anticipated future costs or liabilities, provided that such reserve amounts shall be liquidated every twelve (12) months. It is understood that Producer makes no representations or warranties as to the amount of Gross Proceeds, if any, that Producer will receive from the exploitation of the Picture.

3.   Copyright.   As between Producer and Financier, Producer shall own all rights, including copyrights, pertaining to the Picture throughout the world and any renewals and extensions thereof. For the sake of clarity, Producer shall have the right to assign its rights in the Picture, in whole or in part, to third parties, in Producer's sole discretion.

4.   Closing.

    4.1   Subject to this Section 4.2, the closing of the sale and purchase of the rights granted to the Financier under this Agreement (the "**Securities**") in exchange for the Financier Funds (the "**Closing**") shall take place through the Portal within five Business Days after the Offering campaign deadline specified in the Offering Statement on Form C (the "**Offering Statement**") on the Portal's website (the "**Offering Deadline**").

    4.2   The Closing is conditioned upon satisfaction of all the following conditions:

       (a)   Prior to the Offering Deadline, the Producer shall have received aggregate subscriptions for Securities in an aggregate investment amount of at least the target offering amount specified in the Offering Statement (the "**Target Offering Amount**"); and

       (b)   At the time of the Closing, the Producer shall have received into the escrow account established with the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for Securities having an aggregate investment amount of at least the Target Offering Amount.

    4.3   The Financier understands that the Producer may terminate the Offering at any time. The Financier further understands that during and following termination of the Offering, the Producer may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

5.   Control.   As between Producer and Financier, all business and creative decisions with regard to the Picture shall be made solely by Producer.

6.   Financier's Representations, Warranties and Indemnities.

    6.1   The Financier understands and accepts that the purchase of the rights arising under this Agreement (the "**Securities**") involves various risks, including the risks outlined in the Offering Statement, and in this Agreement. The Financier can bear the economic risk of this investment and can afford a complete loss thereof; the Financier has sufficient liquid assets to pay the full amount of Financier Funds; and the Financier has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the Financier's investment of the Financier Funds. **Financier acknowledges the following: (i) there can be no assurance that any Additional Funds will be obtained; (ii) there can be no assurance that the Picture will be completed or that if completed that the Picture will be released or distributed; (iii) there can be no assurance that the Picture will generate any revenues (including without limitation Gross Proceeds) or that any such revenues will be sufficient to return to Financier all or any part of the Financier Funds; (iv) investments in the**

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motion Picture industry involve a high degree of risk; and (v) all other risks of investment set forth in the Producer's Offering Statement, a copy of which has been made available to the Financier.

6.2   The Financier acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the Financier by Producer or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of advancement by the Financier of the Financier Funds.

6.3   Including the amount set forth on the signature page hereto, in the past 12-month period, the Financier has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

6.4   The Financier has received and reviewed a copy of the Offering Statement. With respect to information provided by the Producer, the Financier has relied solely on the information contained in the Offering Statement to make the decision to purchase the Securities.

6.5   The Financier confirms that it is not relying and will not rely on any communication (written or oral) of the Producer, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Offering Statement or otherwise by the Producer, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Producer, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the Financier in deciding to invest in the Securities. The Financier acknowledges that neither the Producer, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the Financier's authority or suitability to invest in the Securities.

6.6   The Financier is familiar with the business and financial condition and operations of the Producer, all as generally described in the Offering Statement. The Financier has had access to such information concerning the Producer and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

6.7   The Financier understands that, unless the Financier notifies the Producer in writing to the contrary at or before the closing of the Offering of the Securities, each of the Financier's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the closing, taking into account all information received by the Financier.

6.8   The Financier acknowledges that the Producer has the right in its sole and absolute discretion to abandon this Offering of Securities at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Producer shall return any previously paid Financier Funds, without interest thereon, to the Financier.

6.9   The Financier understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

6.10   The Financier has up to 48 hours before the campaign end date to cancel the purchase and get a full refund.

6.11   The Financier confirms that the Producer has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an of investment in the Securities or (ii) made any representation to the Financier regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the Financier is not relying on the advice or recommendations of the Producer and the Financier has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Securities is suitable and appropriate for the Financier.

6.12   The Financier has such knowledge, skill and experience in business, financial and investment matters that the Financier is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the Financier's own professional advisors, to the extent that the Financier has deemed appropriate, the Financier has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Agreement. The Financier has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the Financier is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

6.13   The Financier is acquiring the Securities solely for the Financier's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The Financier understands that the Securities have not been registered under the Securities Act of 1933, as amended (the "**Securities Act**") or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the Financier and of the other representations made by the Financier in this Agreement. The Financier understands that the Producer is relying upon the representations and agreements contained in this Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

6.14   The Financier understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the Financier may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The Financier understands that the Producer has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Securities become freely transferable, a secondary market in the Securities may not develop. Consequently, the Financier understands that the Financier must bear the economic risks of the investment in the Securities for an indefinite period of time.

6.15   The Financier agrees that the Financier will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

7.   HIGH RISK INVESTMENT. **THE FINANCIER UNDERSTANDS THAT AN INVESTMENT IN THE SECURITIES INVOLVES A HIGH DEGREE OF RISK**. The Financier acknowledges that (a) any projections, forecasts or estimates as may have been provided to the Financier are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Producer or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "**IRS**"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the Financier has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

8.   Producer Representations. The Financier understands that upon execution by the Producer of this Agreement, the Producer will be deemed to have made following representations and warranties to the Financier as of the date of such execution:

8.1   Corporate Power. The Producer has been duly formed under the laws of the State of Indiana and, has all requisite legal and limited liability power and authority to conduct its business as currently being conducted and to issue and sell the Securities to the Financier pursuant to this Agreement.

8.2   Enforceability. This Agreement, when executed and delivered by the Producer, shall constitute valid and legally binding obligations of the Producer, enforceable against the Producer in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

8.3   No Conflict. The execution, delivery and performance of and compliance with this Agreement and the issuance of the Securities will not result in any violation of, or conflict with, or constitute a default under, the Producer's articles of organization or operating agreement, as amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Producer is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Producer, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Producer.

9.   SPV Reorganization. The Financier hereby agrees to take any and all actions determined by the Producer's directors in good faith to be advisable to reorganize this instrument and any Securities issued pursuant to the terms of this instrument into a special-purpose vehicle or other entity designed to aggregate the interests of holders of the Securities.

10.   Indemnification. The Financier agrees to indemnify and hold harmless the Producer and its managers, officers and agents (including legal counsel) from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of the Financier's failure, or alleged failure, to fulfill any of the terms and conditions of this Agreement or by reason of the Financier's breach of any of the Financier's representations and warranties contained herein.

11.   Notices. All notices or other communications given or made hereunder shall be in writing and shall be mailed, by registered or certified mail, return receipt requested, postage prepaid, by electronic mail or otherwise actually delivered, to the Financier's address (or email address) provided to the Portal or to the Producer at the address set forth in the Offering Statement, or such other place as the Financier or the Producer from time to time designate in writing.

12.   Governing Law. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Indiana without regard to the principles of conflicts of laws.

13.   Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

14.   Invalidity of Specific Provisions. If any provision of this Agreement is held to be illegal, invalid,

or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

15.   Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

16.   Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

17.   Electronic Execution and Delivery. A digital reproduction, portable document format (".pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

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IN WITNESS WHEREOF, the parties have executed this agreement as of___[EFFECTIVE DATE]_____.

Investment Amount $[AMOUNT]_____

COMPANY:

Brackett Productions LLC
_____

Founder Signature
_____

Name: [FOUNDER_NAME]_____

Title: [FOUNDER_TITLE]_____

Read and Approved (For IRA Use Only):

Financier:

_____

By: _____

Investor Signature

By:_____

Name:_ [INVESTOR NAME]_____

Title: [INVESTOR TITLE]_____

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[X] Not Accredited